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                                                              Filed by AT&T Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: BellSouth Corporation
                                                     Commission File No.: 1-8607

Mr./Ms. [NAME]:

When I contacted you a little more than a year ago to talk about SBC's merger with AT&T, it was really about creating a national and global carrier that would be able to make available the best communications services possible to all consumers, from enterprise customers to single-line residential customers.

Today, I am writing you about another combination, the merger of AT&T and BellSouth. In the face of rapidly evolving technology, service convergence, and intensifying marketplace competition, the merger is the right combination at the right time. This merger is a tremendous step toward being able to deliver on the promise of increased innovation and investment to enhance competition in video, wireless, and broadband services.

This merger makes sense in today's competitive communications marketplace that includes a wide variety of wireline, wireless, cable, and IP companies. What's more, since AT&T and BellSouth are not actual competitors in the local, long distance and video markets, and because BellSouth is not a significant competitor in the enterprise market, the merger will not affect the choices consumers and businesses have today.

Consumers will benefit from the merger for many reasons: AT&T will be able to expand competition in the TV and entertainment market, and bring more competitive rates and enhanced control of TV programming to more consumers. The combined resources will extend competitive, interactive video services to BellSouth's service territory faster than would likely occur but for the merger.

The merger will also heighten wireless integration by fully reuniting AT&T Labs with a wireless network to drive the next evolution in wireless technology. The combination of the Cingular, BellSouth, and AT&T networks will generate efficiencies and service opportunities that will result in new products and services that would not have been possible absent the merger.

Essentially, the benefits of the merger will be far-reaching as the company will deliver more video competition, more broadband, and more technology to consumers, while enhancing the nation's communications and entertainment infrastructure.

Rest assured that AT&T will continue to deliver best in class products and services to customers across [STATE]. As always, AT&T is committed to working with you throughout this development. We expect to make our filings within 30 days and will
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again work with you and your staff toward a prompt review process. If you have any questions, I urge you to contact me at [PHONE NUMBER].

Sincerely,
[NAME]


CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.


NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained without charge from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175
E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding
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BellSouth's directors and executive officers is available in BellSouth's 2005
Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.